Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Year Ended November 30,
	2011	2010	2009	2008	2007
Pre-tax income (loss) from continuing operations	$30.1	$33.3	$28.4	$(2.8)	$(10.5)
Adjustment for (income) loss from equity investees	—	—	—	(.2)	(1.2)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$30.1	$33.3	$28.4	$(3.0)	$(11.7)
Distributed income equity investees	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	—
Amortization of interest previously capitalized	—	—	—	—	—

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$30.1	$33.3	$28.4	$(3.0)	$(11.7)

Fixed Charges:
Interest expense	$37.3	$8.0	$7.5	$12.3	$15.7
Interest capitalized during the period	—	—	—	—	—
Amortization of debt issuance costs	.7	.7	.6	.7	.8
Imputed interest portion of rent expense	1.4	1.3	1.3	1.6	1.5

Total Fixed Charges	$39.4	$10.0	$9.4	$14.6	$18.0

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$69.5	$43.3	$37.8	$11.6	$6.3

Ratio of Earnings to Fixed Charges (a)	1.8	4.3	4.0	.8	.4

(a)	For fiscal years 2007 and 2008, the ratio was less than 1.0x and was deficient by $11.7 million and $3.0 million, respectively.